UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

FXCM Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

302693 106

(CUSIP Number)

David S. Sassoon

c/o FXCM, Inc.

55 Water St. Floor 50, New York, NY 10041

(646) 432-2986

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 12, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 6 Pages

CUSIP No. 302693 106	13D

1.	NAMES OF REPORTING PERSONS Charlestone Venture Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ¨
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,000,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,000,000
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.31%
14.	TYPE OF REPORTING PERSON (see instructions) CO

Page 3 of 6 Pages

CUSIP No. 302693 106	13D

1.	NAMES OF REPORTING PERSONS Michel Daher
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ¨
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Lebanon

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,000,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,000,000
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.31%
14.	TYPE OF REPORTING PERSON (see instructions) IN

Page 4 of 6 Pages

CUSIP No. 302693 106	13D

This Amendment No. 6 to Schedule 13D (this “Amendment No. 6”) relates to shares of Class A common stock (“Class A Common Stock”) of FXCM, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 6 amends the Schedule 13D (the “Schedule 13D”), filed on January 23, 2012, as amended by Amendment No. 1 thereto, filed on June 7, 2012 (“Amendment No. 1”), Amendment No. 2, filed on October 9, 2012 (“Amendment No. 2”), Amendment No. 3, filed on March 4, 2013 (“Amendment No. 3”), Amendment No. 4, filed on June 4, 2013 (“ Amendment No. 4”) and Amendment No. 5, filed on September 12, 2013 (“Amendment No. 5”) by Charlestone Ventures Holdings Limited (“Charlestone”) and Michel Daher (each, a “Reporting Person”), by furnishing the information set forth below. Except as otherwise specified in this Amendment No. 6, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D as amended by Amendment Nos. 1, 2, 3, 4 and 5 filed with the Securities and Exchange Commission.

The Reporting Persons are filing this Amendment No. 6 to report that the number of shares of Class A Common Stock that they may be deemed to beneficially own has decreased by an amount greater than one percent of the outstanding shares of Class A Common Stock of the Issuer.

Item 3.  Source and Amount of Funds or Other Consideration.

The first paragraph of Item 3 of the Schedule 13D is hereby amended and restated as follows.

Charlestone and Michel Daher each beneficially owns 3,000,000 shares of the Issuer’s Class A Common Stock (consisting of 3,000,000 units of FXCM Holdings LLC (“FXCM Holdings”)). These units were received in a reclassification of the outstanding limited liability company interests of FXCM Holdings effected prior to the initial public offering of the Class A Common Stock of the Issuer.

Item 4.  Purpose of Transaction.

The first paragraph of Item 4 of the Schedule 13D is hereby amended and restated as follows:

The information set forth under Items 3 and 6 is hereby incorporated by reference.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

The ownership percentages set forth below are based on 38,046,266 shares of the Issuer’s Class A Common Stock outstanding as of August 7, 2013 as set forth in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 8, 2013, plus the number of shares of Class A Common Stock that may be received upon exchange of units of FXCM Holdings beneficially owned by the Reporting Persons, as applicable.

Page 5 of 6 Pages

CUSIP No. 302693 106	13D

(a)  As a result of the Exchange Agreement, Charlestone and Michel Daher may each be deemed to beneficially own a total of 3,000,000 shares of Class A Common Stock (based on the number of shares of Class A Common Stock currently held and that may be received in exchange of units of FXCM Holdings) representing 7.31% of the total number of shares of Class A Common Stock outstanding. Charlestone directly holds all shares of Class A Common Stock and units of FXCM Holdings reported herein.

(b) The aggregate number and percentage of the shares of Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 of the cover pages of this Amendment No.6.

Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission that Michel Daher is the beneficial owner of the Class A Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)  Other than the transactions by Charlestone set forth below, there have been no transactions in shares of Class A Common Stock by either of the Reporting Persons in the past 60 days.

Date	Nature of Transaction	Number of Shares of Class A Common Stock	Weighted Average Price per Share
September 12, 2013	Open Market Sales	49,169	$18.7019
September 16, 2013	Open Market Sales	113,964	$19.0057
September 17, 2013	Open Market Sales	56,824	$19.1073
September 18, 2013	Open Market Sales	96,813	$19.0945
September 19, 2013	Open Market Sales	135,099	$18.8639
September 20, 2013	Open Market Sales	53,177	$18.9441

(d)  Other than the Reporting Persons, no other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Persons’ securities.

(e)  Not applicable.

Page 6 of 6 Pages

CUSIP No. 302693 106	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 24, 2013

CHARLESTONE VENTURE HOLDINGS LIMITED

By: /s/ Michel Daher
Name: Michel Daher
Title: Director

MICHEL DAHER

/s/ Michel Daher